McManus, Collura & Richter, P.C.
48 Wall Street
25th Floor
New York, NY 10005

August 13, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Moggle, Inc.
Registration Statement on Form S-1 Amendment N. 1

File No.: 333-152050

Ladies and Gentlemen:

On behalf of Moggle Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying   Amendment No. 1 to the Registration Statement on Form S-1 of the Company originally filed on July 1, 2008 and bearing File No. 333-152050 (the “Original Registration Statement”) , together with exhibits, marked to indicate changes from the Original  Registration Statement.  Amendment No.1 is referred to herein as the Registration Statement Amendment. A courtesy package has been sent out via overnight delivery to Matt Crispino and Maryse Mils-Apenteng.

The Registration Statement Amendment reflects the Company’s responses to comments received from the Staff of the Commission (the “Staff”) in a letter from Mark P. Schuman dated July 29, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. Amendment.  For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement Amendment, and to the prospectus included therein, as may be applicable.

The Company has asked us to convey the following as its responses to the Comment Letter:

Registration Statement on Form S-1 Amendment No. 1
File No.: 333-152050

Form S-1

 General

1.
Your disclosure throughout the prospectus assumes that you will receive the full $12 million offering amount.  Please revise your disclosure throughout the filing to reflect the range or scenarios that could result under your best efforts offering.  At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.  Please revise the table on the prospectus cover page, the Use of Proceeds, Capitalization, Dilution and MD&A sections and other relevant sections accordingly.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comments. The prospectus cover page, (page 4 ), the Offering Summary - Use of Proceeds  section (page 7),the Use of Proceeds Section (page 25),the Capitalization Section (page 28 ),the Dilution Section (page 30), the MD& A section (page 35) and the Business Section (page 46)  have been revised accordingly.

Our Business, page 35 of the Original Registration Statement

2.
Please expand your disclosure to describe your planned operations for the remainder of your fiscal year and for the first six months of your next fiscal year and for the first six months of your next fiscal year, pursuant to Item 101(a)(2)(iii)(B) of Regulation S-K.  You should disclose the period of time that the proceeds from the offering will satisfy your cash requirements and whether in the next six months it will be necessary for you to raise additional funds to meet the expenditures required for operating your business.  Provide this information for the range of scenarios that may result under the best efforts offering.  Provide similar disclosure in your liquidity discussion under MD&A.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comments. The Business section (page 45) and the MD&A section (page 35) have been revised accordingly.

Plan of Distribution, page 63 of the Original Registration Statement

3.	In your response letter, please provide us with an analysis of how the employees who will be selling your shares meet the requirements of Rule 3a4-1 of the Exchange Act.

Response to Comment 3

In response to the Staff’s comments regarding compliance with Rule 3a4-1, attached find form of representation letters executed by all officers, directors and employees who will be participating in the offering. Based on such letters, the believes that such parties will meet the requirements of Rule 3a4-1.

          Part II

Item 17, Undertakings, page 70 of the Original Registration Statement

4.
It appears that the language in paragraph 1 (iii) varies materially from the language in Item 512(a)(1)(iii) of Regulation S-K.  Please revise your disclosure so that it corresponds with the language provided in the Item.  In particular, please make it clear that the company will file a pos-effective amendment to include any material information with respect to the plan of distribution that was not previously disclosed in the registration statement.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comments. Item 17  (page 78) has been revised accordingly

It would be greatly appreciated if you could contact the undersigned at (914) 557-6222  (fax (212) 425-3175 to advise as to the Staff’s timetable for reviewing the Registration Statement Amendment. Please also contact the undersigned at the foregoing number if you have any questions concerning the above responses. Thank you.

Very truly yours,

Anthony M. Collura

cc:	Alfredo Villa,
Moggle, Inc.

To Officers, Directors and Employees of Moggle:

In order for an officer, director or employee of Moggle, Inc. (the ”Company”) to assist the Company in selling Shares under the Company’s Form S-1 Registration Statement (the “Offering”), such person must comply with the provisions of Rule 3a4-1 of the Securities Exchange Act (“Rule 3a4-1”).

In order for a person to comply with Rule 3a4-1 the person must meet the following conditions:

1.
Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation in the Company’s offering. Section 3(a)(39) provides that a person is subject to a "statutory disqualification" with respect to membership or participation in, or association with a member of, a self- regulatory organization, if such person--

A.
has been and is expelled or suspended from membership or participation in, or barred or suspended from being associated with a member of, any self- regulatory organization, foreign equivalent of a self regulatory organization, foreign or international securities exchange, contract market designated pursuant to section 5 of the Commodity Exchange Act (7 U.S.C. 7), or any substantially equivalent foreign statute or regulation, or futures association registered under section 17 of such Act (7 U.S.C. 21), or any substantially equivalent foreign statute or regulation, or has been and is denied trading privileges on any such contract market or foreign equivalent;

B.	is subject to--

i.	an order of the Commission, other appropriate regulatory agency, or foreign financial regulatory authority--

I.
denying, suspending for a period not exceeding 12 months, or revoking his registration as a broker, dealer, municipal securities dealer, government securities broker, or government securities dealer or limiting his activities as a foreign person performing a function substantially equivalent to any of the above; or

II.
barring or suspending for a period not exceeding 12 months his being associated with a broker, dealer, municipal securities dealer, government securities broker, government securities dealer, or foreign person performing a function substantially equivalent to any of the above;

ii.	an order of the Commodity Futures Trading Commission denying, suspending, or revoking his registration under the Commodity Exchange Act (7 U.S.C. 1 et seq.); or

iii.
an order by a foreign financial regulatory authority denying, suspending, or revoking the person's authority to engage in transactions in contracts of sale of a commodity for future delivery or other instruments traded on or subject to the rules of a contract market, board of trade, or foreign equivalent thereof;

C.
by his conduct while associated with a broker, dealer, municipal securities dealer, government securities broker, or government securities dealer, or while associated with an entity or person required to be registered under the Commodity Exchange Act [7 U.S.C.A. § 1 et seq.], has been found to be a cause of any effective suspension, expulsion, or order of the character described in subparagraph (A) or (B) of this paragraph, and in entering such a suspension, expulsion, or order, the Commission, an appropriate regulatory agency, or any such self-regulatory organization shall have jurisdiction to find whether or not any person was a cause thereof;

D.
by his conduct while associated with any broker, dealer, municipal securities dealer, government securities broker, government securities dealer, or any other entity engaged in transactions in securities, or while associated with an entity engaged in transactions in contracts of sale of a commodity for future delivery or other instruments traded on or subject to the rules of a contract market, board of trade, or foreign equivalent thereof, has been found to be a cause of any effective suspension, expulsion, or order by a foreign or international securities exchange or foreign financial regulatory authority empowered by a foreign government to administer or enforce its laws relating to financial transactions as described in subparagraph (A) or (B) of this paragraph;

E.	has associated with him any person who is known, or in the exercise of reasonable care should be known, to him to be a person described by subparagraph (A), (B), (C), or (D) of this paragraph; or

F.
has committed or omitted any act, or is subject to an order or finding,  in subparagraph (D), (E), (H), or (G) of paragraph (4) of section 15(b), has been convicted of any offense specified in subparagraph (B) of such paragraph (4) or any other felony within ten years of the date of the filing of an application for membership or participation in, or to become associated with a member of, such self-regulatory organization, is enjoined from any action, conduct, or practice specified in subparagraph (C) of such paragraph (4), has willfully made or caused to be made in any application for membership or participation in, or to become associated with a member of, a self regulatory organization, report required to be filed with a self-regulatory organization, or proceeding before a self-regulatory organization, any statement which was at the time, and in the light of the circumstances under which it was made, false or misleading with respect to any material fact, or has omitted to state in any such application, report, or proceeding any material fact which is required to be stated therein.

Paragraph 4 of section 15(b) states that :

4.
The Commission, by order, shall censure, place limitations on the activities, functions, or operations of, suspend for a period not exceeding twelve months, or revoke the registration of any broker or dealer if it finds, on the record after notice and opportunity for hearing, that such censure, placing of limitations, suspension, or revocation is in the public interest and that such broker or dealer, whether prior or subsequent to becoming such, or any person associated with such broker or dealer, whether prior or subsequent to becoming so associated--

A.
has willfully made or caused to be made in any application for registration or report required to be filed with the Commission or with any other appropriate regulatory agency under this title, or in any proceeding before the Commission with respect to registration, any statement which was at the time and in the light of the circumstances under which it was made false or misleading with respect to any material fact, or has omitted to state in any such application or report any material fact which is required to be stated therein.

B.
has been convicted within ten years preceding the filing of any application for registration or at any time thereafter of any felony or misdemeanor or of a substantially equivalent crime by a foreign court of competent jurisdiction which the Commission finds--

i.
involves the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, any substantially equivalent activity however denominated by the laws of the relevant foreign government, or conspiracy to commit any such offense;

ii.
arises out of the conduct of the business of a broker, dealer, municipal securities dealer, government securities broker, government securities dealer, investment adviser, bank, insurance company, fiduciary, transfer agent, nationally recognized statistical rating organization, foreign person performing a function substantially equivalent to any of the above, or entity or person required to be registered under the Commodity Exchange Act (7 U.S.C. 1 et seq.) or any substantially equivalent foreign statute or regulation;

iii.
involves the larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds, or securities, or substantially equivalent activity however denominated by the laws of the relevant foreign government; or

iv.	involves the violation of section 152, 1341, 1342, or 1343 or chapter 25 or 47 of Title 18, or a violation of a substantially equivalent foreign statute.

C.
is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an investment adviser, underwriter, broker, dealer, municipal securities dealer, government securities broker, government securities dealer, transfer agent, nationally recognized statistical rating organization, foreign person performing a function substantially equivalent to any of the above, or entity or person required to be registered under the Commodity Exchange Act or any substantially equivalent foreign statute or regulation, or as an affiliated person or employee of any investment company, bank, insurance company, foreign entity substantially equivalent to any of the above, or entity or person required to be registered under the Commodity Exchange Act or any substantially equivalent foreign statute or regulation or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

D.
has willfully violated any provision of the Securities Act of 1933, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, this title, the rules or regulations under any of such statutes, or the rules of the Municipal Securities Rulemaking Board, or is unable to comply with any such provision.

E.
has willfully aided, abetted, counseled, commanded, induced, or procured the violation by any other person of any provision of the Securities Act of 1933, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, this title, the rules or regulations under any of such statutes, or the rules of the Municipal Securities Rulemaking Board, or has failed reasonably to supervise, with a view to preventing violations of the provisions of such statutes, rules, and regulations, another person who commits such a violation, if such other person is subject to his supervision. For the purposes of this subparagraph (E) no person shall be deemed to have failed reasonably to supervise any other person, if--

i.
there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and

ii.
such person has reasonably discharged the duties and obligations incumbent upon him by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

F.	is subject to any order of the Commission barring or suspending the right of the person to be associated with a broker or dealer;

G.	has been found by a foreign financial regulatory authority to have--

i.
made or caused to be made in any application for registration or report required to be filed with a foreign financial regulatory authority, or in any proceeding before a foreign financial regulatory authority with respect to registration, any statement that was at the time and in the light of the circumstances under which it was made false or misleading with respect to any material fact, or has omitted to state in any application or report to the foreign financial regulatory authority any material fact that is required to be stated therein;

ii.
violated any foreign statute or regulation regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract market or any board of trade;

iii.
aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of any statutory provisions enacted by a foreign government, or rules or regulations thereunder, empowering a foreign financial regulatory authority regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract market or any board of trade, or has been found, by a foreign financial regulatory authority, to have failed reasonably to supervise, with a view to preventing violations of such statutory provisions, rules, and regulations, another person who commits such a violation, if such other person is subject to his supervision; or

H.
is subject to any final order of a State securities commission (or any agency or officer performing like functions), State authority that supervises or examines banks, savings associations, or credit unions, State insurance commission (or any agency or office performing like functions), an appropriate Federal banking agency (as defined in section 3 of the Federal Deposit Insurance Act (12 U.S.C. 1813(q))), or the National Credit Union Administration, that--

i.
bars such person from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or

ii.	constitutes a final order based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct.

In addition to not being subject to statutory disqualification, as defined above,  in order to comply with Rule 3a4-1 the person must meet the following conditions. The person:

1.	Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

2.	Is not at the time of his participation an associated person of a broker or dealer; and

3.	Meets the conditions of any one of the following subparagraphs A B or C:

A.	The associated person restricts his participation to transactions involving offers and sales of securities:

i.
To a registered broker or dealer; a registered investment company (or registered separate account); an insurance company; a bank; a savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is the trustee or is authorized in writing to make investment decisions; or

ii.	That are exempted by reason of section 3(a)(7), 3(a)(9) or 3(a)(10) of the Securities Act of 1933 from the registration provisions of that Act; or

iii.
That are made pursuant to a plan or agreement submitted for the vote or consent of the security holders who will receive securities of the issuer in connection with a reclassification of securities of the issuer, a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any other person to the issuer in exchange for securities of the issuer; or

iv.
That are made pursuant to a bonus, profit-sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer; and/ or

B.	The associated person meets all of the following conditions:

i.
The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

ii.	The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

iii.
The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration. and/or

C.	The associated person restricts his participation to any one or more of the following activities:

i.
Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

ii.
Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

iii.	Performing ministerial and clerical work involved in effecting any transaction.

For purposes of Rule 3a4-1 of the Exchange Act the term associated person of a broker or dealer means any partner, officer, director, or branch manager of such broker or dealer (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such broker or dealer, or any employee of such broker or dealer, except that any person associated with a broker or dealer whose functions are solely clerical or ministerial and any person who is required under the laws of any State to register as a broker or dealer in that State solely because such person is an issuer of securities or associated person of an issuer of securities shall not be included in the meaning of such term for purposes of this section.

In the event that you will be assisting the Company in connection with the sale of Shares in the Offering , you must complete this letter, sign same and return it to the Company.

I confirm and represent and warrant to the Company and its counsel the following:

1.
I have read the foregoing description of Rule 3a4-1 of the Exchange Act and fully understand the requirements of such Rule and my representations and warranties are made with an understanding of the definitions and conditions  set forth in the foregoing description.

2.	I understand and acknowledge that I may not assist the Company in connection with the sale of Shares in the Offering unless I meet the requirements of Rule 3a4-1
3.	I am not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act.
4.	I will not be compensated in connection with my participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.
5.	I am not currently nor will be at the time of my participation in the Offering an associated person of a broker or dealer.
6.	I meet one of the following conditions ( A, B and/or C) :

A.	I will restrict my participation in the Offering to transactions involving offers and sales of securities:

i.
To a registered broker or dealer; a registered investment company (or registered separate account); an insurance company; a bank; a savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is the trustee or is authorized in writing to make investment decisions; or

ii.	That are exempted by reason of section 3(a)(7), 3(a)(9) or 3(a)(10) of the Securities Act of 1933 from the registration provisions of that Act; or

iii.
That are made pursuant to a plan or agreement submitted for the vote or consent of the security holders who will receive securities of the issuer in connection with a reclassification of securities of the issuer, a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any other person to the issuer in exchange for securities of the issuer; or

iv.
That are made pursuant to a bonus, profit-sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer; and/ or

B.	I meet all of the following conditions:

i.
The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

ii.	The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

iii.
The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration. and/or

C.	I will restrict my participation in the Offering to any one or more of the following activities:

i.
Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

ii.
Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

iii.	Performing ministerial and clerical work involved in effecting any transaction.

7.
The Company and its counsel may rely on the representations and warranties set forth in this letter and provide copies hereof in connection with the filing of all documents, letters, communications and Registration Statements with the Securities and Exchange commission and other regulatory authorities.

By signing my name below I confirm that the  representations and warranties set forth above are complete, true and accurate.

Signature __________________________________

Name_____________________________________

Date______________________________________